Exhibit 99.1

VisionChina Media Receives NASDAQ Notice

BEIJING, May 25, 2016 /PRNewswire/ -- VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), China’s largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced that on May 20, 2016 it received a notification letter (the “Notification Letter”) from The Nasdaq Stock Market, Inc. (the “NASDAQ”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2015 (“2015 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

As previously reported, the Company is unable to complete and file its 2015 Form 20-F timely because it needs additional time to prepare and review its consolidated financial statements as of and for the year ended December 31, 2015 and notes thereto, as well as to complete the assessment of the effectiveness of its internal controls over financial reporting.

The Notification Letter provides that the Company has until July 19, 2016 to submit a plan with the NASDAQ to regain compliance. The Company is working diligently to complete the work necessary to file the 2015 Form 20-F and intends to file such report with the SEC as soon as practicable.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media’s advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name “VIFI,” with approximately 10 million registered users.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:
The Piacente Group, Inc.
Mr. Don Markley
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com